UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-13270

CUSIP NUMBER 343389102
NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Flotek Industries, Inc.

(Full name of registrant)

N/A

(Former name if applicable)

2930 W. Sam Houston Pkwy N., Suite 300

(Address of principal executive office (street and number))

Houston, Texas 77043

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

We were not able to file our Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended March 31, 2010 on or prior to May 17, 2010 because we are in the process of completing our evaluation of the accounting treatment of our recently completed senior credit facility transaction, including the equity component and convertible notes exchange related to our outstanding convertible notes. Included in that analysis is a review of how to value certain outstanding warrants to effect the appropriate accounting treatment under ASC Codification Topic 815: Derivatives and Hedging. As a result, we were unable to file our Form 10-Q on a timely basis without unreasonable effort and expense. We anticipate that the subject report will be filed on or before the 5th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Jesse E. Neyman	713	849-9911
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First quarter 2010 results of operations will be below first quarter 2009 results of operations due to a decline in revenues related to the year-over-year decline of our sales fundamentals and a weaker business cycle. However, due to recent financing activity and the potential accounting treatment of such financing (including the senior credit facility, equity issuance and exchange of convertible notes) as well as accounting treatment for warrants issued in the August 2009 financing, which impacted the accounting treatment of certain balance sheet items in the first quarter and the finalization of the Company’s first quarter income statement, a reasonable estimate of the results of operations cannot be made at this time.

Flotek Industries, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2010	FLOTEK INDUSTRIES, INC.

/s/ JESSE E. NEYMAN
Name: Jesse E. Neyman
Title: Executive Vice President, Finance and Strategic Planning

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).